<u>Exhibit A to Form C/A</u>

ROI INVESTMENTS, LLC

AMENDMENT NO. 1 TO CONFIDENTIAL OFFERING STATEMENT

CLASS A LIMITED LIABILITY COMPANY MEMBERSHIP INTERESTS

_____

THIS IS A "CROWDFUNDING" OFFERING BEING MADE PURSUANT TO REGULATION CF PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE CLASS A MEMBERSHIP UNITS HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE. THESE CLASS A MEMBERSHIP UNITS ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE CLASS A MEMBERSHIP UNITS ARE EXEMPT FROM REGISTRATION.

THE CLASS A MEMBERSHIP UNITS BEING OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION THEREOF UNDER THE SECURITIES ACT OR AN OPINION OF LEGAL COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED.

THE CLASS A MEMBERSHIP UNITS ARE BEING OFFERED AND SOLD UNDER THE EXEMPTION PROVIDED BY REGULATION CF PROMULGATED UNDER THE SECURTIES ACT.

THERE IS NO OBLIGATION ON THE ISSUER TO REGISTER THE CLASS A MEMBERSHIP UNITS UNDER THE SECURITIES ACT. A PURCHASER OF A CLASS A MEMBERSHIP UNIT MUST BE PREPARED TO BEAR THE ECONOMIC RISK OF THE INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THE CLASS A MEMBERSHIP UNITS REPRESENTED HEREBY HAVE NOT BEEN REVIEWED OR APPROVED BY THE SECURITIES ADMINISTRATORS OF ANY STATES OR OTHER JURISDICTIONS NOR HAVE THEY BEEN QUALIFIED OR REGISTERED UNDER THE APPLICABLE SECURITIES LAWS OF ANY STATES OR OTHER JURISDICTIONS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE QUALIFICATION OR REGISTRATION REQUIREMENTS OF SUCH LAWS. THEREFORE, A PURCHASER OF A CLASS A MEMBERSHIP UNIT WILL NOT BE ABLE TO RESELL IT UNLESS THE CLASS A MEMBERSHIP UNIT IS QUALIFIED OR REGISTERED UNDER THE APPLICABLE STATE SECURITIES LAWS OR LAWS OF OTHER JURISDICTIONS OR UNLESS AN EXEMPTION FROM SUCH QUALIFICATION OR REGISTRATION IS AVAILABLE.

_____

AMENDMENT NO. 1 TO OFFERING STATEMENT

ROI INVESTMENTS, LLC

$5,000,000

UNITS OF CLASS A LIMITED LIABILITY COMPANY MEMBERSHIP INTERESTS

OFFERED AT $1,000 PER UNIT

ROI Investments, LLC, a Nevada limited liability company (the "**Company**"), via its Sponsor, ROI Management, LLC, hereby offers to investors up to 5,000 Units of Class A Membership Units in the Company. ROI Management, LLC will also act as the Manager of the Company. The Class A Membership Units offered in this Offering are being sold on a "best efforts" basis pursuant to Regulation CF promulgated under the Securities Act. Proceeds from the Offering will be used primarily for the purchase of multi-family commercial real estate throughout the United States.

Class A Membership Units	Price to Investors	Number of Class A Membership Units	Total Proceeds to Company
Minimum Offering	$1,000	100	$ 100,000
Maximum Offering	$1,000	5,000	$ 5,000,000

The date of this Amended Offering Statement is March 14, 2025

IMPORTANT NOTICES TO INVESTORS

INVESTMENT IN THE CLASS A MEMBERSHIP UNITS INVOLVES A HIGH DEGREE OF RISK, POTENTIAL CONFLICTS OF INTEREST, AND PAYMENT OF FEES TO THE MANAGER AND ITS AFFILIATES. PROSPECTIVE INVESTORS WILL BE REQUIRED TO REPRESENT THAT THEY ARE FAMILIAR WITH AND UNDERSTAND THE TERMS OF THE OFFERING. (SEE "**RISK FACTORS**," "**CONFLICTS OF INTEREST**" AND "**COMPENSATION AND FEES TO THE MANAGER AND AFFILIATES**.")

ALTHOUGH THE MANAGER IS OF THE OPINION THAT THE COMPANY WILL BE CLASSIFIED AS A "LIMITED LIABILITY COMPANY" FOR FEDERAL INCOME TAX PURPOSES, THE INTERNAL REVENUE SERVICE ("**IRS**") HAS NOT BEEN REQUESTED TO ISSUE A RULING ON THE FEDERAL INCOME TAX STATUS OF THE COMPANY OR OTHER TAX ASPECTS OF THE INVESTMENT, AND THE OPINION OF THE MANAGER IS NOT BINDING ON THE IRS.

THE CLASS A MEMBERSHIP UNITS HAVE NOT BEEN REGISTERED WITH NOR APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "**COMMISSION**") NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS OFFERING HAS NOT BEEN APPROVED OR DISAPPROVED UNDER APPLICABLE STATE SECURITIES LAWS, BY ANY STATE DEPARTMENT OF CORPORATIONS AND/OR SECURITIES REGULATION DIVISION ("**DIVISION**"), NOR HAS ANY STATE SECURITIES DIVISION REVIEWED OR PASSED UPON THE ACCURACY OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY MAY BE A CRIMINAL OFFENSE.

THIS MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO SELL TO OR A SOLICITATION OF AN OFFER TO BUY FROM ANYONE IN ANY STATE OR IN ANY OTHER JURISDICTION WITHIN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED.

DURING THE COURSE OF THE OFFERING AND BEFORE SALE, EACH POTENTIAL INVESTOR IN THE UNITS AND THE POTENTIAL INVESTOR'S ADVISOR(S) ARE INVITED TO ASK QUESTIONS OF AND OBTAIN ADDITIONAL INFORMATION FROM THE MANAGER CONCERNING THE TERMS AND CONDITIONS OF THE OFFERING, THE COMPANY, THE DEBT TO BE OWED BY THE COMPANY, AND ANY OTHER RELEVANT MATTERS (INCLUDING, BUT NOT LIMITED TO, ADDITIONAL INFORMATION TO VERIFY THE ACCURACY OF THE INFORMATION SET FORTH IN THIS OFFERING STATEMENT), TO THE EXTENT THE MANAGER POSSESSES SUCH INFORMATION OR CAN ACQUIRE IT WITHOUT UNREASONABLE EFFORT OR EXPENSE. POTENTIAL INVESTORS OR ADVISORS HAVING QUESTIONS OR DESIRING ADDITIONAL INFORMATION SHOULD CONTACT THE MANAGER.

THIS OFFERING STATEMENT DOES NOT CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY WERE MADE, NOT MISLEADING. IT CONTAINS A FAIR SUMMARY OF THE MATERIAL TERMS OF DOCUMENTS PURPORTED TO BE SUMMARIZED IN THIS OFFERING STATEMENT. THIS OFFERING STATEMENT CONTAINS SUMMARIES OF CERTAIN DOCUMENTS THAT ARE BELIEVED TO BE ACCURATE, BUT REFERENCE IS HEREBY MADE TO THE ACTUAL DOCUMENTS, COPIES OF WHICH ARE ATTACHED TO THIS OFFERING STATEMENT OR ARE AVAILABLE AT THE OFFICE OF THE MANAGER, FOR COMPLETE INFORMATION CONCERNING THE RIGHTS AND OBLIGATIONS OF THE PARTIES TO THIS OFFERING. ALL SUCH SUMMARIES ARE QUALIFIED IN THEIR ENTIRETY BY THIS REFERENCE, AND NOTHING IN THIS OFFERING STATEMENT SHALL EXTEND THE LIABILITY UNDER ANY SUCH DOCUMENTS OF ANY OF THE PARTIES TO THIS OFFERING. ALL DOCUMENTS RELATING TO THE OFFERING WILL BE MADE AVAILABLE TO THE POTENTIAL INVESTOR NAMED BELOW AND/OR HIS ADVISOR(S) UPON REQUEST.

ANY ADDITIONAL INFORMATION OR REPRESENTATIONS GIVEN OR MADE BY THE COMPANY OR THE MANAGER IN CONNECTION WITH THIS OFFERING, WHETHER ORAL OR WRITTEN, ARE SUPERSEDED IN THEIR ENTIRETY BY THE INFORMATION SET FORTH IN THIS OFFERING STATEMENT AND ITS EXHIBITS (ALL OF WHICH ARE INCORPORATED INTO THIS OFFERING STATEMENT BY REFERENCE), INCLUDING, BUT NOT LIMITED TO, THE RISK FACTORS DESCRIBED IN THIS OFFERING STATEMENT.

THIS OFFERING CAN BE WITHDRAWN AT ANY TIME BEFORE CONSUMMATION AND IS SPECIFICALLY MADE SUBJECT TO THE CONDITIONS DESCRIBED IN THIS OFFERING STATEMENT. IN CONNECTION WITH THE OFFERING AND SALE OF THE CLASS A MEMBERSHIP UNITS, THE MANAGER RESERVES THE RIGHT, IN ITS SOLE DISCRETION, TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART OR TO ALLOT TO ANY PROSPECTIVE INVESTOR FEWER THAN THE NUMBER OF CLASS A MEMBERSHIP UNITS SUBSCRIBED FOR BY THE PROSPECTIVE INVESTOR.

AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE.   THE CLASS A MEMBERSHIP UNITS BEING OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE CLASS A MEMBERSHIP UNITS, AND ONE MAY NEVER DEVELOP. EACH PROSPECTIVE INVESTOR MUST ASSUME THAT THE PROSPECTIVE INVESTOR WILL BEAR THE ECONOMIC RISK OF ITS INVESTMENT FOR AN INDEFINITE PERIOD. THE CLASS A MEMBERSHIP UNITS SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS OFFERING STATEMENT TITLED "**RISK FACTORS**." THE CLASS A MEMBERSHIP UNITS OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO CLASS A MEMBERSHIP UNITS MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

THIS OFFERING STATEMENT HAS BEEN PREPARED SOLELY FOR THE USE OF PERSONS WHO MAY WANT TO PURCHASE CLASS A MEMBERSHIP UNITS. DELIVERY OF THIS OFFERING STATEMENT CONSTITUTES AN OFFER ONLY IF (A) THIS OFFERING STATEMENT WAS SENT TO A PERSON DIRECTLY FROM THE COMPANY OR THE MANAGER AND (2) IF THE PERSON SO NAMED MEETS THE STANDARDS SET FORTH UNDER "**QUALIFICATION OF INVESTORS**." ANY DISTRIBUTION OF THIS OFFERING STATEMENT TO ANY PERSON OTHER THAN THE INTENDED PROSPECTIVE INVESTOR (OR TO THOSE INDIVIDUALS THAT THE PROSPECTIVE INVESTOR RETAINS TO ADVISE THE PROSPECTIVE INVESTOR WITH RESPECT TO THE PURCHASE OF THE CLASS A MEMBERSHIP UNITS) IS UNAUTHORIZED, AND ANY REPRODUCTION OF THIS OFFERING STATEMENT IN WHOLE OR IN PART, OR THE DIVULGENCE OF ANY OF ITS CONTENTS, WITHOUT THE PRIOR WRITTEN CONSENT OF THE MANAGER, IS PROHIBITED.

NO REPRESENTATIONS OR WARRANTIES OF ANY KIND ARE INTENDED TO BE MADE IN THIS OFFERING STATEMENT OR SHOULD BE INFERRED THEREFROM WITH RESPECT TO THE ECONOMIC RETURN OR THE TAX TREATMENT THAT MAY ACCRUE TO THE PROSPECTIVE IINVESTOR. NO ASSURANCE CAN BE GIVEN THAT EXISTING TAX LAWS WILL NOT BE CHANGED OR INTERPRETED ADVERSELY, EITHER OF WHICH MAY DENY THE PROSPECTIVE INVESTORS ALL OR A PORTION OF THE TAX TREATMENT CONSIDERED IN THIS OFFERING STATEMENT. PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING STATEMENT AS LEGAL, TAX OR INVESTMENT ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN ATTORNEY, ACCOUNTANT AND OTHER ADVISORS AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING A PURCHASE BY PROSPECTIVE INVESTOR OF A CLASS A MEMBERSHIP UNIT.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY REPRESENTATIONS, OR GIVE ANY INFORMATION, WITH RESPECT TO THE CLASS A MEMBERSHIP UNITS, EXCEPT FOR INFORMATION CONTAINED OR REFERRED TO IN THIS OFFERING STATEMENT.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES.

NOTICE REGARDING THE NEW ESCROW FACILITATOR AND THE ORIGINAL ESCROW FACILITATOR:

THE NEW ESCROW FACILITATOR AND THE ORIGINAL ESCROW FACILITATOR THAT ARE SERVICING THE OFFERING HAVE NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE CLASS A MEMBERSHIP UNITS BEING OFFERRED. THE NEW ESCROW FACILITATOR AND THE ORIGINAL ESCROW FACILITATOR MAKE NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE CLASS A MEMBERSHIP UNITS BEING OFFERED. THE NEW ESCROW FACILITATOR’S CONNECTION AND THE ORIGINAL ESCROW FACILITATOR’S CONNECTION TO THE OFFERING ARE SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

THE CLASS A MEMBERSHIP UNITS ARE BEING OFFERED IN THE FOLLOWING JURISDICTIONS:

Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming

NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE NEW ESCROW FACILITATOR AND THE INTERMEDIARY EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS:

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR’S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE CLASS A MEMBERSHIP UNITS, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE CLASS A MEMBERSHIP UNITS BY ANY FOREIGN INVESTOR.

ABOUT THE FORM C/A AND AMENDED OFFERING STATEMENT

You should rely on only the information contained in this Form C/A and this Amended Offering Statement, which are attached as ***Exhibit A*** to this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A and Amended Offering Statement (together, the "**Offering Statement**"), and no source other than Crowdfund My Deal LLC (the "**Intermediary**") has been authorized to host this Regulation CF Crowdfunding Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Class A Membership Units (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Offering Statement and in any documents incorporated by reference from the Offering Statement is accurate only as of the date of those respective documents, regardless of the time of delivery of this Offering Statement or the time of issuance or sale of any Class A Membership Units.

FORWARD-LOOKING STATEMENTS

This Offering Statement contains certain statements that are forward-looking statements within the meaning of the United States federal securities laws. These are statements about the Company's or Manager's, or Sponsor's expectations, beliefs, intentions or strategies for the future. Prospective Investors will be able to identify these types of statements since they are indicated by words or phrases such as "anticipate," "expect," "intend," "plan," "will," "Company believes," "Manager believes" and similar language. In addition, these statements may be qualified by certain risks, uncertainties and assumptions which are explained more fully in each particular case. The Company has based forward-looking statements on the expectations of information currently available to the Manager. The Company's actual results may differ materially from the results anticipated in the statements.

These forward-looking statements are made only as of the date of this Offering Statement, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurances that these expectations will prove to be accurate. All phases of the Company's operations are subject to a number of uncertainties, risks and other influences, many of which are outside the control of the Company and cannot be predicted with any degree of accuracy.

In light of the significant uncertainties inherent in the forward-looking statements made in this Offering Statement, the inclusion of such statements should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

MARKET RESEARCH AND INDUSTRY DATA

This Offering Statement includes or refers to certain market, industry and peer group information obtained from independent industry publications, market research and other publicly available sources. Although the Company believes these sources to be generally reliable, this information is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other inherent limitations and uncertainties. The Company has not independently verified any of the information from third party sources referred to in this Offering Statement; accordingly, the accuracy and completeness of this information is not guaranteed. In addition, projections, assumptions and estimates of the Company's future performance or the future performance of the industry and markets in which the Company operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors.

GLOSSARY

"**Acquisition Fee**" means a one-time acquisition fee of 1% of the purchase price of each Property, which shall be paid to Manager at closing of the purchase of the Property.

"**Act**" or "**Securities Act**" means the Securities Act of 1933, as amended.

"**Additional Capital Contribution**" means the additional capital contributions or advances to the Company which the Manager determines to be reasonable and necessary for the maintenance, operation, management, leasing, development, improvement, renovation, sale and/or marketing of the Company's Properties and which the holders of the Class A Membership Units are obligated to make.

"**Affiliate**" of a Member or Manager means any person, entity, or trust, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Member or a Manager, as applicable. The term "control," as used in the immediately preceding sentence, means with respect to a corporation, limited liability company, limited life company or limited duration company (collectively, a "**limited liability company**"), the right to exercise, directly or indirectly, more than fifty percent (50%) of the voting rights attributable to the controlled corporation or limited liability company and, with respect to any individual, partnership, trust, estate, association or other entity, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

"**Agreement**" or "**Operating Agreement**" means the ROI Investments, LLC First Amended and Restated Operating Agreement dated August 28, 2024, which is attached to this Form C as *Exhibit B*, and as it may thereafter be amended.

"**Asset Management Fee**" means a 2.5% fee per annum of Assets Under Management (AUM) paid to Manager on a monthly basis.

"**Assets Under Management**" or "**AUM**" means the value of the Properties held by the Company, calculated based on the net operating income for each Property divided by its respective capitalization rate. The annual valuations of the Properties are determined by applying the capitalization rate based on the initial purchase price of each Property.

"**Best Efforts**" means the type of securities offering that Sponsor intends to conduct. Sponsor shall do its best to sell as many of the Class A Membership Units being offered.

"**Call Option**" means the right of the Manager to redeem Class A Membership Units. The Manager, in its sole discretion, shall have the right to redeem some or all of the Class A Membership Units at any time at an amount equal to a Class A Member's Unrecovered Capital Contributions together with a ten percent (10%) annualized return. Manager, at its sole discretion, may exercise the call option by providing written notice of redemption to the Class A Member(s). See "**THE OFFERING**—**Call Option and Redemption Option**—*Call Option*" for further details.

"**Capital Contributions**" means the contributions made by the Members to the Company pursuant to Sections 6.1 or 6.4 of the Operating Agreement and, in the case of all Members, the aggregate of all Members' Capital Contributions.

"**Capital Transaction Event**" means the sale or refinance of a Property, or sale of substantially all of the assets of a Property or upon dissolution (or net proceeds of refinance or liquidation, as the case may be).

"**Capital Transaction Fee**" means a fee paid to Manager at the sale or re-finance of each Property representing 1% of the sales price of the Property and/or 1% of the new loan amount, in case of a refinance.

"**Class A Member(s)**" means the Person(s) executing the Operating Agreement as Class A Member(s), as amended from time to time, and as shown on Exhibit "1" to the Operating Agreement.

"**Class B Members**" means the holders of Class B Membership Units. The Class B Member is ROI Trust (through its trustee, Flavio Jimenez), an Affiliate of Sponsor.

"**Company**" means ROI Investments, LLC, a Nevada limited liability company.

"**Intermediary**" means Crowdfund My Deal, LLC, the funding portal registered with the SEC that is hosting this Offering.

"**IRA**" means an individual retirement account.

"**IRR**" means internal rate of return, meaning the percentage rate earned on each dollar invested for each period it is invested. The Company will calculate the internal rate of return using the Excel IRR function, or similar function and/or software.

"**Loan Guarantor Fee**" means a fee equal to 1% of the total loan amount paid to the loan guarantors at the inception of each loan.

"**Manager**" means this Company's Manager, ROI Management, LLC, which is also Sponsor.

"**Member(s)**" means the holder of Class A and Class B Membership Units.

"**Membership Unit**" or "**Unit**" means the interest of a Class A or Class B Member and the rights to receive profits or other compensation by way of income, and the return of contributions as set forth in the Agreement, and the rights, powers and privileges appurtenant thereto.

"**Net Capital Proceeds**" means the excess of sale or re-finance revenue, over sales or re-finance costs and fees, including but not limited to repayment of debt, sales commissions, sales fees, including the Capital Transaction Fee, establishment of necessary Reserves, cash expenditures incurred incident to the sales process, re-finance/origination fees, broker fees, and any other cash expenditures incurred in the re-finance of a Property. Any reserves returned to the Company by any lending institution or any other source may be considered as a Capital Transaction Event and as part of Net Capital Proceeds in the Manager's sole discretion.

"**Net Cash Flow**" means the excess of all cash revenues of the Company relating to the direct or indirect ownership and operations of a Property other than revenue attributable to a Capital Transaction Event, over operating expenses and other expenditures for the stated fiscal period, including but not limited to principal and interest payments on indebtedness of the Company, other sums paid to lenders, and cash expenditures incurred incident to the normal operation of the Company's business, decreased by (i) any amounts added to Reserves during such fiscal period and (ii) the Asset Management Fee, and increased by (x) the amount (if any) of all allowances for cost recovery, amortization or depreciation with respect to property of the Company for such fiscal period, and (y) any amounts withdrawn from Reserves during such fiscal period.

"**Offer**" or "**Offering**" means the offer to sell Class A Membership Units in the Company.

"**Offering Statement**" means this combined Form C and Offering Statement for the Offering of Class A Membership Units by the Company.

"**Percentage Interest**" means the allocable interest of each Member in the income, gain, loss, deduction or credit of the Company, as set forth in the Operating Agreement.

"**Person(s)**" means a natural person or any partnership (whether general or limited and whether domestic or foreign), limited liability company, foreign limited liability company, limited life company, limited duration company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or any representative capacity or any other entity.

"**Project**" means the proposed business of the Company (i.e., acquisition, operations, and disposition of the Properties for a profit).

"**Property**" or "**Properties**" means the multi-family commercial real estate properties throughout the United States that the Company intends to acquire with the proceeds of this Offering.

"**Property Manager**" means an Affiliate of Sponsor, or a third-party property management company, subject to the location of the Property and the Manager's sole discretion.

"**Prospective Investor(s)**" means Investor(s) interested in the purchase of Class A Membership Units.

"**Redemption Option**" means the right of the Class A Members to have their Class A Membership Units redeemed. See "**THE OFFERING**—**Call Option and Redemption Option**—*Redemption Option*—<u>Right of Redemption</u>" for further details.

"**Redemption Window**" means the period of time each year following the two-year lock-up period during which a Class A Member can request to be redeemed. See "**THE OFFERING**—**Call Option and Redemption Option**—*Redemption Option*—<u>Redemption Window</u>" for further details.

"**Reserves**" means all reserves established by the Manager in its sole discretion for Company purposes, including, but not limited to, operating expenses and other working capital needs, liabilities, and taxes.

"**Sanctioned Country**" or "**Sanctioned Countries**" means a country or countries identified by the U.S. Department of Treasury's Office of Foreign Assets Control that is subject to a sanction.

"**Separate Offering**" is the separate offering being conducted by ROI Management, LLC of 15,000 Class A Membership Units for a total offering of $15,000,000. The purchase price is $1,000 per Unit. The Separate Offering is being conducted pursuant to Rule 506(c) of Regulation D promulgated under the Securities Act. Investors in the Separate Offering (i) must be "accredited investors" as defined in Rule 501 of Regulation D, and (ii) must purchase a minimum of 100,000 Units, or $100,000.

"**Sponsor**" means ROI Management, LLC (through its principal, Flavio Jimenez). Sponsor is also the Manager.

"**Unrecovered Capital Contribution**" means a Class A Member's Capital Contributions minus any return of capital from Net Capital Proceeds. In this Offering, Sponsors have elected (i) to treat quarterly distributions from Net Cash Flow as a return on investment, and (ii) to treat returns from Net Capital Proceeds as a return of capital.

INTRODUCTION TO THE ISSUER AND THE OFFERING

The issuer of the Class A Membership Units is ROI Investments, LLC, which was formed as a Nevada limited liability company on June 18, 2024 (the "**Issuer**" or the "**Company**"). The Company is managed by ROI Management, LLC, a Nevada limited liability company that was founded and is owned by Flavio Jimenez. The day-to-day operations of the Company will be run by the Manager, which is also Sponsor of the Offering.

This Offering Statement describes the offering (the "**Offering**") to prospective Investors of 5,000 limited liability company membership units ("**Class A Membership Units**") in the Company. Investors in the Class A Membership Units will have no management rights in the Company as this is a passive investment for holders of Class A Membership Units.

Although the Company is also conducting an offering of 15,000 Class A Membership Units in a Separate Offering (defined under "**SUMMARY OF THE OFFERING**" below), the disclosure in this Offering Statement relates solely to this Offering.

SUMMARY OF THE OFFERING

This summary of certain provisions of the Offering Statement is intended only for a quick reference and is not intended to be complete. This Offering Statement describes in detail numerous aspects of the transaction which are material to Prospective Investors, including those summarized below, and this Offering Statement and the accompanying Exhibits must be read in their entirety by reference to the full text of this Offering Statement and the underlying documents.

The Offering:	The Company is offering for purchase a total of 5,000 Class A Membership Units at a purchase price of $1,000 per Unit.
Target Offering Amount:	$2,500,000 (2,500 Class A Membership Units)
Maximum Offering Amount:	$5,000,000 (5,000 Class A Membership Units)
Minimum Individual Purchase Amount:	Each Investor must purchase at least one Unit for $1,000. The Company reserves the right to change the Minimum Individual Purchase Amount in the sole discretion of the Manager.

Target Offering Deadline:	July 31, 2025
Final Closing Date of Offering:	November 21, 2025
Separate Offering:	The Company is conducting the Separate Offering of 15,000 Class A Membership Units for a total offering of $15,000,000.
Class A Ownership Interest in Company:	The Company is offering a combined total of 20,000 Class A Membership Units through this Offering and the Separate Offering, which will result in the holders of Class A Membership Units owning 80% of the Company and the Sponsor (through its Affiliate entities) retaining the remaining 20% of the Company.
Purpose of the Offering:	The purpose of this Offering is to purchase the Properties and subsequently implement a value-add strategy that Sponsor believes will drive occupancy and net operating income up, thus increasing the value of the Properties.
The Properties:	The Properties are the multi-family commercial real estate properties across the United States that the Manager will identify, in its sole discretion, for acquisition by the Company.
Manager:	ROI Management, LLC
Property Manager:	An Affiliate of Sponsor or a third-party property management firm may be hired to manage one or more of the Properties, as the Manager may determine in its sole discretion.
Eligible Investors:	See "**WHO MAY INVEST**" below.
Fees:	Manager or its Affiliates shall collect the following fees:

(a)   the Acquisition Fee.

(b)   the Asset Management Fee.

(c)   the Capital Transaction Fee.

(d)   the Loan Guarantor Fee.

(e)   If the Manager hires an Affiliate as the property manager for one or more Properties, then it will receive compensation in line with market rates.

In its sole and absolute discretion, if the Manager determines it is in the best interest of the Company to replace a current third-party vendor with the Manager or its Affiliate, then Manager or its Affiliate may assume the third-party compensation at the same or lower rates.

Allocation of Benefits:	*Net Cash Flow From Operations*:

Subject to the Call Option and Redemption Option,

Net Cash Flow shall be paid 80% to Class A Members and 20% to Class B Members.

Net Capital Proceeds From Sale or Refinance:

Upon a sale or refinance of a Property, and subject to the Call Option and Redemption Option,

(a)   First, Manager reserves the right to re-invest some or all Net Capital Proceeds towards the purchase of Properties, at its sole discretion.

(b)   Second, any remaining Net Capital Proceeds shall be paid to the Class A Members until their respective Unrecovered Capital Contribution has been reduced to zero.

(c)   Finally, any remaining Net Capital Proceeds shall be distributed 80% to Class A Members and 20% to Class B Members.

Risk Factors: The purchase of the Class A Membership Units involves a high degree of risk to Prospective Investors including certain risks relating to regulatory, operating, tax and investment matters. (See "**RISK FACTORS**.") A decision to invest in the Class A Membership Units should be reached only after carefully reading this entire Offering Statement, including its Exhibits.

Operating Agreement: Each Prospective Investor will be admitted as a Class A Member of the Company pursuant to the terms of the Operating Agreement, which will be executed, upon the admission of the first Member to the Company, by the Class B Members.

Additional Information: The Company must raise an amount equal to or greater than the Target Offering Amount no later than the Target Offering Deadline of July 31, 2025. If the Company has not received investment commitments that have been fully paid for and that meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount, by the Target Offering Deadline, no Class A Membership Units will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned to Investors.

RISK FACTORS

The purchase of the Class A Membership Units in this crowdfunding Offering involves a high degree of risk to the Prospective Investor, including certain risks relating to regulatory, operating, tax and investment matters. Prospective Investors should give careful consideration to the risk factors set forth below. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. Prospective Investors should consult with their own professional advisor(s) to consider carefully the following factors, the Operating Agreement, and the Company.

<u>**Risks Related to Worldwide Pandemic**</u>

On March 11, 2020, the World Health Organization declared the COVID-19 coronavirus outbreak a worldwide pandemic (the "**Pandemic**"). As a result, the Pandemic and the reactions of various governments and citizens caused (and any future outbreaks of the coronavirus disease may cause) massive disruptions in economies, financial markets, supply chains, businesses and daily life on a worldwide scale never seen in recent history. Such disruption from a potential future outbreak may, for an extended period or indefinitely, lead to a recession or depression in the United States and/or globally, and may adversely impact the Company. Many businesses may temporarily suspend operations and/or lay off employees. While the Company may prepare a business continuity plan, it could be materially affected by a future pandemic. A future pandemic and reactions by governments and citizens, and the impact of a pandemic and such reactions on businesses and the economy, could create various issues for the economy that are impossible to fully predict or list here but all or many could be material, with such likelihood of materiality increasing the longer the duration of a pandemic. A pandemic could worsen substantially before it improves, and the entirety of the United States could be impacted. In addition to the potential severe impact of a pandemic on financial markets and economies, other things that may impact the Company in connection with a pandemic include the closure of courts and state governments. The closure of certain businesses or limitations in the ability of certain businesses to function, as well as declarations of states of emergency, and "shelter at home" measures in certain areas, could affect the ability of the staff of the Manager, and/or applicable property managers to function properly. A reduction in liquidity and increase in volatility in financial markets could affect the valuation of real estate, the health of the Company's financing partners or other persons necessary for the Company to implement its strategy and the ability to find third party financing. Also, key executives and staff members of the Manager and/or Sponsors could become infected with COVID-19 in the future, develop symptoms, and not be able to work, or not be able to work effectively.

<u>**Multi-Family Real Estate Risks**</u>

Risks of Real Estate in General

The risks and benefits of investment in real estate depend upon many factors over which the Company has little or no control, including, without limitation, (i) changes in the economic conditions in the country in general, and in the area in which a Property is located, which changes could give rise to a decrease in local demand, an increase in local supply of land, an increase in unemployment, a change in the characteristics of the area in which the real property is located, and restrictive governmental regulation. This risk includes the risk of a severe economic downturn, similar to the last downturn in 2008, which could affect real estate values in general (and the Properties specifically) significantly to the downside, (ii) various uninsurable risks, (iii) increases in the costs in excess of the budgeted costs, and (iv) the continuing advance of certain provisions of the federal, tax laws, (iv) government zoning or regulatory changes that could limit the Company's expansion plans, and (v) on-site utility failures that could cause the Company to close certain facilities.

Multi-Family Real Estate Risks

The Company intends to invest in multi-family properties. In addition to the risks related to real estate in general, there are additional risks involved in investing in multi-family specifically. Apartments are particularly vulnerable to risk that the population levels, economic conditions, or employment conditions may decline in the surrounding geographic area. Any of these developments would have an adverse impact on the occupancy rates, rent levels, and property values of the apartments in the area. Unlike many other types of real estate investments, apartments do not have tenants occupying large portions of the property whose lease payments provide reliable sources of income for extended lease terms. Instead, apartments typically have individual residential tenants with very limited net worth and with lease terms that are typically one year or less. Apartments generally experience frequent tenant turnover due to factors such as transient populations, new competition in the area, and changes in the tenants' economic status. In addition to continuously needing to replace vacating tenants, tenant turnover at apartment complexes causes the property owner to incur significant rehabilitation and maintenance costs in order to prepare units for new tenants.

Additional factors that may adversely affect the operation of a Property include, but are not limited to, (i) inability to increase rents as expenses increase, (ii) unanticipated expenses or expense increases, (iii) necessity to make more capital improvements than projected, (iv) inability to obtain and maintain projected occupancy levels, and (v) the inability to sell a Property for the projected sale price.

Vacancy and Tenant Defaults

The Company will depend on revenue generated from the rental income of a Property to pay the operating expenses for the Company and the debt service payments (as well as distributions to the Members). Vacant units and/or defaults by tenants could reduce the amount of distributions that might otherwise be available for payment of its expenses and/or distribution to the Members.

A vacancy or tenant's default of its rent will cause the Company to lose the revenue from that unit and if enough effective vacancies occur, the Company may be required to find an alternative source of revenue to meet its debt service payments and other operating expenses for a Property. In the event of a tenant default, the Company may experience delays in enforcing its rights as a landlord and may incur substantial costs in evicting the tenant and re-renting the unit.

Appeal of the Properties

A major risk of owning real estate in general, and a Property specifically, is its appeal. The appeal to prospective tenants and/or buyers of any given property depends, among other things, upon unpredictable public tastes and such appeal cannot be predicted in advance with any degree of certainty. Property tenants and buyer trends can often change making a particular geographical area more or less desired than before. While the experience and talent of the persons involved with a property generally improve the chances of any given development project achieving success there can be no assurance that any particular property will appeal to prospective buyers.

Competition

The Company will compete with other owners and operators of similar properties in the same markets in which a Property is located. The number of competitive properties in a particular area could have a material adverse effect on the ability to lease sites and increase rents charged at a Property. In addition, other forms of multi-family residential properties, such as private and federally funded or assisted multi-family housing projects and single-family housing, provide housing alternatives to potential tenants of a Property. If competitors offer rental rates below current market rates or below the rental rates currently charged to tenants of a Property, the Company may lose potential tenants and may be pressured to reduce its rental rates below those currently charged in order to retain tenants when their leases expire. As a result, the Company's financial condition, cash flow, cash available for distribution, and ability to satisfy the Company's debt service obligations could be materially adversely affected.

Economic Uncertainties

The success of the Company will depend upon certain factors, which are beyond the control of the Manager and cannot be predicted accurately at this time. Such factors include general and local economic conditions, increased competition, increased construction costs, changes in demand, and limitations, which may be imposed by government regulation. Prospective Investors should also be aware that if the Company experiences liquidity constraints, the Members may find it prudent or necessary to fund deficits that are not funded from Company receipts and therefore made available to the Company to provide any required funds to meet such deficits in order to protect their investment in the Company. The Members, however, would not be under any legal obligation to pay such additional funds.

Environmental Hazards

If a Property contains or becomes contaminated with, toxic or hazardous substances, the value and the marketability of a Property will decrease and your investment will decrease. While the Manager will make reasonable investigations into whether a Property contains toxic or hazardous substances, these investigations will not guarantee that a Property is free of toxic or hazardous substances, nor can the Manager ensure that a Property will not become contaminated with toxic or hazardous substances subsequent to our investment.

A Change in the United States Government Lending Policy

Fannie Mae and Freddie Mac are a major source of financing for the multi-family real estate sector. In February 2011, the Obama Administration released a report to Congress that included options, among others, to gradually shrink and eventually shut down Fannie Mae and Freddie Mac. We do not know whether the current administration or future administrations would continue with this restriction. We do not know when or if Fannie Mae or Freddie Mac will restrict their support of lending to the real estate sector or to the Company in particular. A final decision by the government to eliminate Fannie Mae, Freddie Mac, or reduce their acquisitions or guarantees of our mortgage loans, may adversely affect interest rates, capital availability, and the ability to refinance any existing mortgage obligations, as they come due, and obtain additional long-term financing for the acquisition of additional properties on favorable terms or at all.

Natural Disasters

The occurrence of one or more natural disasters, such as tornadoes, hurricanes, fires, floods, hailstorms, outbreaks, earthquakes, unusual weather conditions, epidemic outbreaks such as Ebola, Zika, Covid-19 virus or measles, terrorist attacks or disruptive political events in certain regions where a Property is located could adversely affect a Property and result in lower revenues. Natural disasters including tornadoes, hurricanes, floods, hailstorms and earthquakes may damage our operations, which may materially adversely affect our consolidated financial results. Any of these events could have a material adverse effect on the Company's financial condition and the results of operations.

Operating Risk

Profitability

The Company is a newly formed entity, which had no operation prior to this Offering. There can be no assurance that the Company will operate profitably in the future.

Property Demand

The Sponsor's financial projections are based on analysis of current demand and economic conditions. There is no guarantee that the same demand or economic conditions will exist at the time operations of a Property begin or when Sponsor plans to refinance or sell a Property.

Distributions

The Company does not promise distributions of specific amounts to the Members. The availability of cash for distributions will depend on market factors too specific to the actual performance of the property acquired to identify at the time of organization.

Likelihood of Success—Business Risks

The likelihood of success of the Company must be considered in the light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the acquisition, operation, improvement and sale of real estate in general, and the Properties specifically. There can be no assurance the Company will be able to operate, improve or sell the Properties or that the Company will be able to achieve profitability.

Risk of Interpretation of Real Estate Documents and Agreements

There are certain risks in connection with any real estate acquisition and financing resulting from the drafting and subsequent interpretation of mortgages, deeds, leases, purchase agreements, management contracts, franchisee agreements, etc. Any documents describing a Property or the legal relations thereto could be subject to various interpretations and potential disputes. While legal counsel will review certain legal documents, it is impossible to prevent and be secured against such various differing interpretations.

Risks of Real Estate Ownership

Real estate is not readily marketable. It is fixed in location and is subject to adverse social and economic changes and uses, rising operating costs, construction-related deficiencies, vacancies and collection difficulties. Operating expenses may increase beyond the rent levels obtainable by the Company or rental income may decline due to vacancies, which can be the result of improper management or a change in the social patterns in the area.

Results of Results of Operations—Possible Operating Deficits.

Pursuant to this Offering, the Company is raising capital of up to $5,000,000 payable in full upon subscription. The Company is also raising up to $15,000,000 in the "Separate Offering." It is not anticipated that the Company or its plans for the Properties will require additional capital beyond this $20,000,000. Nevertheless, there is no assurance that these funds will be adequate. This Offering is based upon projected results, which may be greater than results obtained from actual operations. Actual results may differ adversely for a number of reasons: following the purchase, the Company may be subject to rising operating costs, fluctuating vacancy levels, rent collection difficulties, possible rent controls imposed by the government and adverse economic and social events. These factors could also affect the operation of the Company. If operating income is substantially less than projected, and additional cash requirements are necessary and such funds are not provided by the Members or by outside financing, one or more of the Properties could go into default and be foreclosed. (See "**USES OF FUNDS**".)

If additional capital is needed, the Manager may seek additional capital contributions from the Company, and the other Members, and then, if they fail to contribute sufficiently, the Manager expects to sell interests in the Company to new Prospective Investors or other investors, which would result in dilution of the interest of the existing Members. The Class B Members may lend funds to the Company from time to time on an interest-only basis with principal payments deferred. Any such loans will bear interest at the rate of 10% per annum with interest accrued monthly in arrears. The Manager may also procure additional funds through loans from an affiliate or outside sources. Notwithstanding anything to the contrary in this Offering Statement, no Member shall be required to make any Additional Capital Contribution to the Company.

Risk of Financing and Potential Foreclosure on Mortgage Loan

A mortgage loan will likely secure one or more of the Properties. The risk of foreclosure can arise from, among other things: (i) the failure of the Property at any time to maintain revenue levels sufficient to meet expenses and mortgage amortization (specially, but not limited to, during an economic downturn), and (ii) the failure by the Company to meet any of the other various conditions existing in the mortgage loan documents. Payment of principal and interest on the mortgage loan will be due on a monthly basis. It is anticipated that these payments will be met from income generated by a Property. No assurance can be given that a Property will generate sufficient income to meet the monthly payments

Dependence Upon Issuer

The Manager has full discretion in the management of a Property and in the management and control of the affairs of the Company, including the authority to sell less than all or substantially all of the Company's assets for whatever consideration it deems appropriate. The sale of all or substantially all of the Company's assets, however, will result in the dissolution of the Company. The success of the operations of the Company will be dependent in large measure on the judgment and ability of the Manager.

Reliance on Manager for the Management of the Project

The Manager is vested with the exclusive authority as to the management and conduct of the business and affairs of the Company. The success of the Company depends, to a large extent, upon the management decisions made by the Manager. The Company will be dependent upon the experience and expertise of the Manager in business activities involving multi-family properties. If the Manager cannot serve as manager for the Company for any reason, experienced management may not be readily available, and the Company may be negatively affected. The Company does not expect to obtain a "key man" life insurance policy for the principals of the Manager.

Uninsured Losses; Cost of Insurance

Although the Manager may arrange for certain insurance coverage to the extent that doing so is reasonable, costs of insurance may escalate beyond those anticipated, or certain kinds of losses may be uninsurable or may exceed available coverage. If there is an uninsured loss, Members may recognize a loss of all or a portion of their investment. The Manager may also obtain errors and omissions insurance that the Company may proportionally pay for to cover any errors and omissions by the Manager in connection with one or more Properties.

Financing Requirements

The Company's investment in a Property will depend, in part, upon the successful acquisition and/or assumption of debt financing secured by the specific Property. There can be no assurance that such financing can be obtained or that the current loan terms obtained by the Company will be guaranteed before the close of escrow. There is always a risk that the lender may ultimately lend at a higher interest rate or at a lower amount, which would increase the amount of money that the Company would need to raise and, therefore, could affect returns.

Construction Cost Increase

The estimated total cost for property improvements may increase due to unforeseen circumstances including but not limited to labor shortages and productivity issues, health and safety hazards, subcontractor default and change orders, and subcontractor supplies and equipment price increases. In that event, the Company may not obtain its forecasted Net Cash Flow, and Prospective Investors would not receive their targeted returns.

Risks Related to the Corporate Transparency Act

In 2021, Congress enacted the Corporate Transparency Act ("**CTA**"), which requires the Financial Crimes Enforcement Network (FinCEN) to implement a beneficial owner information reporting requirement as part of the establishment of a national beneficial ownership registry. On September 30, 2022, FinCEN released a final rule to implement the CTA's reporting requirements, amended on November 29, 2023. The CTA mandates certain entities, such as covered corporations, limited liability companies (LLCs), and other similar entities, to report beneficial ownership information to FinCEN. This information includes details about individuals who directly or indirectly control or own a substantial interest in the entity. These regulations became effective January 1, 2024. For entities in existence before January 1, 2024, the CTA mandates the submission of an initial report by January 1, 2025. Entities established in 2024 are obligated to file an initial report within a 90-day period following the issuance of the notice of formation. Entities formed in 2025 or thereafter will be required to submit their initial report within 30 days from the date of notice of formation. The CTA provides for both civil and criminal penalties (up to $10,000- and two-years' imprisonment) if the reporting company willfully provides false information, fails to provide complete information or fails to update information. Manager and the Company are entities obligated to report under the CTA, and a failure to adhere to the CTA's requirements poses a substantial risk to the Company. In such instances of non-compliance, the Company may be subject to financial penalties, potentially leading to adverse consequences for the Company's financial position and ability to execute the business plan.

For each Beneficial Owner and each Company Applicant (as defined below) required to be reported, the CTA requires that, for each individual, the Company must submit the individual's legal name; birthdate; home address; and an identifying number from a driver's license, passport, or other approved document for the individual, as well as an image of the document on which the number is located.

A Beneficial Owner is any individual who exercises substantial control over the Company, or who owns or controls at least 25% of the Company. An individual can exercise substantial control over a reporting company in various ways. If the individual falls into any of the categories below, the individual is exercising substantial control:

- The individual is a senior officer (the company's president, chief financial officer, general counsel, chief executive office, chief operating officer, or any other officer who performs a similar function);

- The individual has authority to appoint or remove certain officers or a majority of directors (or similar body) of the reporting company;

- The individual is an important decision-maker for the reporting company. Important decisions include decisions about a reporting company's business, finances, and structure. An individual that directs, determines, or has substantial influence over these important decisions is considered to exercise substantial control over a reporting company; or

- The individual has any other form of substantial control over the reporting company.

Reporting companies are required to identify all individuals who own or control at least 25 percent of the ownership interests of the company. Any of the following may be an ownership interest: equity, stock, or voting rights; a capital or profit interest; convertible instruments; options or other non-binding privileges to buy or sell any of the foregoing; and any other instrument, contract, or other mechanism used to establish ownership.

A Company Applicant is an individual who directly files the document that creates, or first registers, the Company and the individual who is primarily responsible for directing or controlling the filing of the relevant document, if this is a separate person. There can be up to two individuals who qualify as Company Applicants. Only reporting companies created or registered on or after January 1, 2024, will be required to report their Company Applicants.


Securities Risks


This Offering has not been registered and relies on an exemption to registration

This Offering has not been registered under the Securities Act of 1933, as amended, in reliance on the exemption provided by Regulation CF promulgated under Section 4(a)(6) of the Securities Act. Reliance has been placed on exemptions from securities registration requirements under various state securities laws. There is no assurance that the Offering currently qualifies or will continue to qualify under Regulation CF due to, among other things, the adequacy of disclosure, the manner of distribution of the Offering, the existence of similar offerings conducted by the Company, or the retroactive change of any securities or regulations. If suits for rescission are brought against the Company under the Securities Act or securities laws, both the capital and the assets of the Company could be adversely affected. Further expenditure of Company time and capital in defending an action by investors, the Securities and Exchange Commission, or state regulators could adversely affect the Company's ability to generate a profit even if the Company is ultimately exonerated.

Limited Transferability

As a consequence of the restrictions on transfer imposed by Regulation CF, the Class A Membership Units may not be later sold, assigned, conveyed, pledged, hypothecated or otherwise transferred by their holder. whether or not for consideration, except in compliance with the Securities Act and applicable state securities laws. The Prospective Investor will receive restricted securities that, generally, will require a minimum hold period of twelve (12) months. There will be no public market for the Class A Membership Units following termination of this Offering, and it is not expected that a public market for the Class A Membership Units will ever develop.

In addition, the Operating Agreement places restrictions on the transfer or assignment of the Class A Membership Units. Any Member who desires to transfer a Class A Membership Unit in accordance with the terms of the Operating Agreement will nevertheless be prohibited from transferring the Unit except in compliance with all applicable federal and state securities laws.

Lack of Liquidity

There is no current market for the Class A Membership Units, and no such market is anticipated. Further, there can be no assurance that a market for the Class A Membership Units will develop or, if such a market develops, that it will continue. Further, there are restrictions on transfer of the Class A Membership Units if a market develops. Accordingly, an investment in the Class A Membership Units will not be liquid, and there can be no assurance that the Class A Membership Units offered hereby can be resold at or near the Offering price. Moreover, purchasers of the Class A Membership Units may be unable to resell them for an indeterminate period of time.

Purchase of Class A Membership Units by Sponsor

If all Class A Membership Units offered in this Offering and the "Separate Offering" have not been sold by the time of a closing of the purchase of a Property, Sponsor or its Affiliates may, but is not obligated to, purchase any unsold Class A Membership Units, as a placeholder. The Class A Membership Units will then be continued to be offered by the Company after the close of the Property. These purchases, if they occur, will be made on the same terms and conditions as the terms and conditions applicable to any other Investor for investment and not for resale. As unsold Class A Membership Units are sold, Sponsor or its Affiliates shall have the right to redeem the purchased Units for the same purchase price.

Special Risks of the Company Form and Membership Units

Liability for Return of Capital Contribution

Under federal and/or state law, a Member who receives a return of any portion of the Member's capital contribution to the Company may be liable to the Company for the amount of the returned portion of the capital contribution, plus interest, only to the extent necessary to discharge the Company's liabilities to creditors that extended credit to the Company or whose claims arose during the period that the returned portion or capital contribution was held by the Company.

No Right to Manage

A Member is not permitted to take any part in management or control of the business or affairs of the Company except as specifically provided for in the Operating Agreement. The Operating Agreement vests exclusive control and management of the Company in the Manager. As a result, the Members have no right to participate in the management of the Company except for only those matters which are specifically reserved in the Operating Agreement to require a vote of the Members. Thus, the Company will be totally dependent on the Manager and its Affiliates to manage the business of the Company, which means that the success of the Company's business will depend in large part upon the expertise of the Manager. Removal of the Manager is permitted only under certain limited conditions as set forth in the Operating Agreement.

Limitation of Manager's Liability

The Manager, its Affiliates, officers, shareholders, directors, employees, and agents will not be liable to any Member, and the Company will indemnify the foregoing against any and all liabilities, or damages, including attorneys' fees incurred by them, by virtue of the performance by any of them of the duties of the Manager acting as Manager in connection with Company's business, so long as such person acted within the scope of its, his, or her authority and in good faith on behalf of the Company, but only if such course of conduct does not constitute gross negligence, fraud, and/or willful or intentional misconduct. Under the terms of the Operating Agreement, the Manager, its Affiliates, and their officers, shareholders, directors, employees and agents will not be liable for any loss or damage to Company property caused by any occurrence beyond the control of the Manager. A Member may have a limited right of action against the Manager than would be available absent the indemnification provisions contained in the Operating Agreement.

No Business Appraisal of the Class A Membership Units

The Offering price per Class A Membership Unit was unilaterally and arbitrarily determined by the Manager based upon acquisition costs, estimated operating expenses, estimated fees to be paid and estimated offering expenses. However, the Manager believes the purchase price to be on competitive terms.

No Assurance of Return of Invested Capital

Any return to the Members on their capital contributions will be dependent upon the ability of the Manager. This ability will be determined in part, upon economic factors and conditions beyond the control of the Manager.

Adequacy of Capital and Reserves

An adequate amount of capital is necessary for success of the Company. If there are cost overruns or delays, further capital may be necessary.

<u>Tax Risks</u>

General

There is no general explanation of the federal income tax aspects of investment in the Company contained in this Memorandum. No representation or warranty of any kind is made by the Manager, the Company, or counsel to the Manager or the Company with respect to any tax consequences relating to the Company, or the allocation of taxable income or loss set forth in this Offering Statement or the Operating Agreement. Each Prospective Investor should seek his own tax advice concerning the purchase of a Class A Membership Unit.

Suitability of the Investment to the Investor

It is expected that the Company will produce taxable income to its Prospective Investors. Because of the 1986 Reform Act, if a taxable loss is produced by the Company in any year, the loss will be available to a Prospective Investor only to the extent of the Prospective Investor's passive income from other sources. Unutilized tax losses may be carried forward into later years to offset future passive income or offset taxable gain upon disposition of the Company's assets.

Federal Income Tax Risks

i.   *Necessity of Obtaining Professional Advice*. THERE IS NO GENERAL EXPLANATION OF THE FEDERAL INCOME TAX ASPECTS OF INVESTMENT IN THE COMPANY CONTAINED IN THIS MEMORANDUM, AND ACCORDINGLY, EACH INVESTOR IS URGED TO CONSULT SUCH INVESTOR'S OWN TAX INVESTMENT AND LEGAL ADVISORS WITH RESPECT TO SUCH MATTERS AND WITH RESPECT TO THE ADVISABILITY OF INVESTING IN THE COMPANY. The income tax consequences of an investment in the Company are complex, subject to varying interpretations, and may vary significantly between Prospective Investors depending upon such personal factors such as sources of income, investment portfolios and other tax considerations. A Prospective Investor should consider with Prospective Investor's professional advisors the tax effects of Prospective Investor becoming a Class A or Class B Member. Each Prospective Investor should, at Prospective Investor's own expense, retain, consult with and rely on Prospective Investor's own advisors with respect to the tax effects of Prospective Investor's investment in the Company. In addition to considering the federal income tax consequences, each Prospective Investor should also consider with Prospective Investor's own advisors the state and local tax consequences of an investment in the Company.

ii.   ***Tax Law Changes.*** The existence and amount of particular credits and deductions, if any, claimed by the Company may depend upon various determinations and allocations, characterizations of payments, and other matters which are subject to potential controversy on factual as well as legal grounds. Changes in the tax code and official interpretations thereof after the date of this Memorandum may eliminate or reduce any perceived tax benefits from an investment in the Units. There can be no assurance that regulations having an adverse effect on the Members will not be issued in the future and enforced by the courts. Any modification or change in the tax code or the regulations promulgated thereunder, or any judicial decision, could be applied retroactively to any investment in the Company. In view of this uncertainty, Prospective Investors are urged to consider ongoing developments in this area and consult their advisors concerning the effects of such developments on an investment in the Company in light of their own personal tax situations.

iii.   ***Absence of Ruling or Opinion.*** The Company will not seek a ruling from the IRS or an opinion of counsel with respect to any tax matters described in this Offering Statement.

iv.   ***Risk of Audit.*** Information returns filed by the Company are subject to audit by the IRS. An audit of the Company's returns may lead to adjustments of a Member's return with respect to items other than those relating to the Member's investment in the Company, the costs of which would be borne by the affected Members. The tax treatment of items of partnership income, loss, deductions, and credits is determined at the partnership level in a unified partnership proceeding, and Flavio Jimenez as the "tax matters Member" of the Company, may, under certain circumstances, represent and bind all of the Members. Any adjustment made to the Company's or a Member's return could result in the affected Members being subject to an imposition of interest, additional taxes and penalties.

Investment by Tax-Exempt Entities

Tax-exempt entities, such as pension funds and individual retirement accounts, generally are exempt from taxation except to the extent that "unrelated business taxable income" ("**UBTI**") and "unrelated debt financed income" ("**UDFI**") (determined in accordance with Sections 511-514 of the Code) exceeds $1,000 during any tax year. A tax-exempt entity may have UBTI and/or UDFI from businesses in which it owns an interest. In addition, it may have UBTI and/or UDFI if a partnership in which it has an interest (i) owns "debt-financed property", that is, the property in which there is "acquisition indebtedness" (in accordance with Section 514(d) of the Code), and the partnership earns interest income from the debt-financed property or realizes gains or losses from the sale, exchange or other disposition of the debt-financed property, or (ii) regularly carries on a trade or business. In addition, UBTI and/or UDFI may be generated when an IRA holds an interest in real estate which obtained financing (such is the case with the Company). The portion of the profit realized through the debt financing may be subject to UBTI and/or UDFI tax. The Company expects that all or substantially all of the Company's income will constitute UBTI and/or UDFI with respect to a tax-exempt entity. The Code does not impose restrictions on the acquisition of interests in partnerships, such as the Company, by tax-exempt entities. However, the acquisition of such an interest may result in a tax- exempt entity being subject to UBTI and/or UDFI. *If you are investing through an IRA, please consult your accountant and financial consultant for an evaluation of UBTI and/or UDFI as applied to your investment*.

<u>**Business Plan Disclosures**</u>

General

The Investor Information Deck attached as "***Exhibit D***" contains numerous forward-looking statements and financial projections and forecasts. These estimated projections are based on numerous assumptions and hypothetical scenarios and Sponsor explicitly makes no representation or warranty of any kind with respect to any financial projection or forecast delivered in connection with the Offering or any of the assumptions underlying them.

Cost Segregation Analysis

Sponsor intends to seek tax benefits involving bonus depreciation following a cost segregation. Please check with your tax and legal professional as Sponsor does not provide tax or legal advice and Sponsor disclosures are not intended to or should be construed as such advice. Your specific circumstances may, and likely will, vary.

Past Performance is No Indication of Future Success

In many instances, Sponsor has addressed its business plan in the Investor Information Deck (attached as ***Exhibit D***) prior performance of assets, markets, population growth and/or experience, including Sponsor's successful prior track record. Although important for purposes of evaluating Sponsor and market, past performance is not an indication of future success and there are no assurances that this investment will mirror any past performance.

CONSULT YOUR OWN ATTORNEY, ACCOUNTANT AND/OR FINANCIAL CONSULTANT FOR AN EVALUATION OF THE MERIT OF AND THE RISK INHERENT IN THIS INVESTMENT. EACH PROSPECTIVE INVESTOR IS RESPONSIBLE FOR ANY FEES OR CHARGES INCURRED IN CONNECTION WITH SUCH AN EVALUATION.

**THE COMPANY**

ROI Investments, LLC (the "**Company**"), was formed when its Articles of Organization were filed with the Nevada Secretary of State's Office pursuant to the Nevada Limited Liability Company Act, as amended. The Company has yet to begin operations. The address of the Company is c/o ROI Management, LLC, 375 E. Warm Springs Road, #104, Las Vegas, Nevada 89119.

**THE OFFERING**

General

This Offering Statement describes an offering to prospective investors of Class A limited liability company membership units ("**Class A Membership Units**") in the Company. The purpose of this Offering is to raise monies to enable the Company to purchase multi-family properties (the "**Properties**") and subsequently operate, increase the value, and sell or re-finance the Properties for a profit. There is no assurance these objectives can be obtained. If for any reason the Company does not purchase the Properties, the initial Capital Contributions of the Class A Members will be returned to them.

A total of 5,000 Class A Membership Units are being offered in this Offering for a purchase price of $1,000 per Class A Membership Unit. An Investor must purchase at least one Class A Membership Unit for $1,000. In addition, as disclosed above, the Company is also conducting a "Separate Offering" of 15,000 Class A Membership Units. The total of the Class A Membership Units sold in the "Separate Offering" and the Class A Membership Units sold in this Regulation CF offering (the "**Offering**") will represent an ownership interest of 80% in the Company. *This Offering Statement relates solely to this Offering, and not to the "Separate Offering."*

The holder of the Class B Membership Units, the "**Class B Member**," which is an Affiliate of the Manager, will own 20% of the Company.

If the Manager determines that additional funds are needed by the Company, the Manager may authorize the issuance of additional Class A Membership Units in the Separate Offering. In that case, although the total Class A Membership Units would remain the owners of an 80% interest in the Company, the individual interest of an Investor would be diluted.

The Manager will run the day-to-day operations of the Company. As a result, the Prospective Investors will have no or extremely limited input into the Company. This will be a truly passive investment for Class A Members.

The Class A Membership Units are being offered on a best-efforts basis, which means that Sponsor will use its best efforts to sell as many Class A Membership Units as possible. The cash contributions from subscriptions for Class A Membership Units will be deposited into a segregated escrow account and released to the Company pursuant to the procedures specified in "**PURCHASING CLASS A UNITS IN THE OFFERING**." When Investors' funds are transferred from the escrow account to the Company, the Company will issue the Class A Membership Units to Investors, and Investors will become Class A Members.

Exempt Offering

This Offering is a "blind pool" offering that is raising funds to allow the Company to purchase multiple Properties throughout the United States and then renovate, sell immediately, or operate the Properties, eventually selling the Properties for a profit. The Manager has sole discretion in selecting the Properties to be purchased. See *Exhibit D,* "**Investor Information Deck**"). There is no assurance that these objectives will be achieved.

While this Offering is made to various parties, it is not a registered offering under federal securities laws. This Offering is being made pursuant to the Crowdfunding exemption provided by Regulation CF promulgated under Section 4(6) of the Securities Act. This Offering is also being made in strict compliance with the applicable state securities laws. Each Prospective Investor must represent that the Prospective Investor is acquiring the Class A Membership Units for investment purposes only and not with a view to resale or distribution.

Transfers and Sales

An Investor may not transfer Class A Membership Units acquired in this Offering for one (1) year after the purchase unless the sale is made to:

- The Company;
- An investor that is "accredited" pursuant to Rule 501(a) of Regulation D promulgated under the Securities Act, or to the Company;
- As part of an offering registered with the SEC; or
- To a member of the Investor's family (or the equivalent), to a trust controlled by the Investor, to a trust created for the benefit of a member of the Investor's family (or the equivalent), or in connection with the death or divorce of the Investor or other similar circumstance.

In addition, the Operating Agreement imposes certain restrictions on the transfer or sale of the Class A Membership Units under certain circumstances.

Call Option and Redemption Option

Call Option. The Manager, in its sole discretion, may redeem some or all of the Class A Membership Units of a Class A Member at any time in exchange for paying the Class A Member an amount equal to the Class A Member's Unrecovered Capital Contributions plus a 10% annualized return. The Manager may exercise the Call Option, in its sole discretion, be providing written notice to the Class A Member.

Redemption Option. Class A Members have certain rights of redemption.

Right of Redemption. Each Class A Member has the right, but not the obligation, to request that the Manager redeem some or all of its Class A Membership Units after the expiration of a two-year lock-up period that begins on the date that the Class A Member made its capital contribution to the Company. The Redemption Option is subject to (i) the availability of sufficient funds during a Redemption Window, and (ii) a 20% redemption limit on total capital contributions in any 12-month period. One or both of these conditions may be waived by the Manager in its sole discretion. Upon a redemption, a Class A Member is entitled to only its Unrecovered Capital Contribution.

Redemption Window. Authorized redemptions will paid on the following terms: (i) there is an annual Redemption Window beginning each year on January 1 and ending March 31; (ii) the Company will satisfy Redemption Option requests within 180 days after March 31, or when available as determined in the Manager's sole discretion; (iii) a redeeming Class A Member's Units shall be reduced proportionately as of the date its redemption funds are received and, if all the Class A Member's Units are redeemed, the Class A Member shall cease to be a Member of the Company and will not receive further distributions; and (iv) a Member exercising its Redemption Option shall email its request via email to the Manager and shall be satisfied on a first-come first-served basis among all Class A Members requesting to exercise Redemption Options during the Redemption Window.

BUSINESS PLAN OF THE ISSUER

The purpose of this Offering is to acquire multi-family properties (the "**Properties**") and then implement a value-add strategy as outlined in the Company's business plan that is included in the Investor Information Deck attached as *Exhibit D*. The Company's strategic plan is to create a diversified investment portfolio of multi-family real estate assets across multiple states, aiming to minimize risk and maximize opportunities for investors. The primary approach to achieving this involves acquiring, operating, and managing multi-family properties with the goal of enhancing their value over time. This will be achieved through a combination of rent increases, property management efficiency through economies of scale, and capitalizing on favorable market conditions. improved management practices, and ongoing market analysis.

While the Company remains open to evaluating investment opportunities in various markets, our focus will primarily be on markets throughout the Midwest and South. These regions present valuable investment opportunities due to a combination of low acquisition costs and steady rental income. By targeting these markets, the Company aims to acquire properties that offer the potential for stable cash flow and long-term appreciation.

To maximize the impact of the Capital Contributions from Class A Members, the Company plans to leverage the equity raised by a factor of five. For example, for every $1,000,000 in equity contributions, the Manager intends to acquire approximately $5,000,000 worth of multi-family real estate. The proceeds from this Offering will be combined with the proceeds from the Separate Offering to produce a possible total of $20,000,000 in equity contributions. This leverage strategy allows the Company to significantly increase its purchasing power, enabling the acquisition of approximately 30-50 multi-family units per $5,000,000 in equity, depending on market conditions. The Company also intends to refinance the properties during the course of operations to optimize returns.

The Company's plan includes holding a property until the Manager, in its sole discretion, determines that the value of the property has increased significantly. The Company currently expects to hold a multi-family property for a period of 7 to 14 years, depending on market conditions and the Manager's discretion. At the appropriate time, the Company intends to sell the Properties, aiming to maximize returns for the investors. By adhering to this strategy, the property will be placed for sale. aiming to maximize returns for the investors. By adhering to this strategy, the Company seeks to deliver strong, risk-adjusted returns to its investors through a well-diversified portfolio of multi-family real estate assets across targeted U.S. markets.

THE MANAGER

The Class B Members may appoint the Manager of the Company to supervise day-to-day operations of the Company. In no instance shall there be fewer than one Manager. The Class B Members have chosen ROI Management, LLC, which is also the Sponsor, to be the Manager of the Company. As such, the Manager has the power and authority, on the Company's behalf and in its name, to manage, administer, and operate the Company's day-to-day business affairs, and to do or cause to be done on behalf of the Company anything necessary or appropriate for the same, including but not limited to the powers and authority set forth in the Operating Agreement. The Manager's power and authority is subject to the limitations set forth in the Operating Agreement. The Manager shall serve as Manager until resignation or its successors are appointed by the Members as provided in the Operating Agreement.

COMPENSATION AND FEES TO THE MANAGER AND AFFILIATES

The Company will reimburse the Manager for any direct funds or expenses advanced by it before or after formation of the Company to the extent that such expenses are incurred or paid directly on behalf of the Company.

The Manager and its Affiliates shall be entitled to collect the following fees:

(a)   the Acquisition Fee.

(b)   the Asset Management Fee.

(c)   the Capital Transaction Fee.

(d)   the Loan Guarantor Fee.

(e)   If the Manager hires an Affiliate as the property manager for one or more Properties, then it will receive compensation in line with market rates.

In its sole and absolute discretion, if the Manager determines it is in the best interest of the Company to replace a current third-party vendor with the Manager or its Affiliate, then Manager or its Affiliate may assume the third-party compensation at the same or lower rates.

As noted in the Offerings section above, Class B Members, Affiliates of the Manager and the Sponsor will also participate in the Net Cash Flow and Net Capital Proceeds.

DISTRIBUTIONS TO MEMBERS

Distributions from Operations

Subject to the Call Option and Redemption Option, the Company will pay 80% of Net Cash Flow to Class A Members and 20% to Class B Members.

All distributions made to Class A Members will be based on a calendar year quarterly basis (January 1, April 1, July 1, October 1). The actual distributions will be made approximately forty-five (45) days after the end of the calendar quarter.

Allocations and Distributions from a Capital Transaction Event

Subject to the Call Option and Redemption Option, the Company will allocate Net Capital Proceeds from a Capital Transaction Event as follows:

- First, the Manager reserves the right, in its sole discretion, to re-invest some or all of the Net Capital Proceeds to the purchase of additional multi-family properties.

- Second, any remaining Net Capital Proceeds will be paid to the Class A Members until their respective Unrecovered Capital Contribution has been reduced to zero.

- Finally, any remaining Net Capital Proceeds will be paid 80% to Class A Members and 20% to Class B Members.

Depreciation and Allocation of Losses

To the extent appropriate, the Company may accelerate depreciation and elect to use the "cost segregation" method of depreciation for land improvements and/or personal property associated with the multi-family properties. This would allow the Company to use a shorter depreciation schedule on some of the improvements and personal property.

Moreover, to the extent possible, and after consultation with the Company's certified public accountant, losses (including, but not limited to depreciation) to the Class A Members and Class B Members based on their Percentage Interest in the Company.

This Offering Statement contains estimates that have been prepared on the basis of assumptions and hypotheses favorable to Prospective Investors solely for the purpose of illustration and which have not been passed on by counsel or other professional advisors to the Company. (See "**RISK FACTORS**.")

No representation or warranty of any kind is or can be made with respect to the accuracy or completeness of, and no representation or warranty should be inferred from, these estimates or the assumptions underlying them.

Each Prospective Investor should consult their own tax counsel, accountants and other advisors as to the tax matters and economic benefits set forth herein. No part of this Memorandum or the attachments hereto is, or should be interpreted as legal, tax or investment advice.

Limitations on Cash Distributions.

The Manager is authorized to retain funds necessary to cover the Company's reasonable business needs, which may include reserves against possible losses and expenditures as may be necessary.

Allocations of Taxable Income, Gains and Losses from Operations, and Net Cash Flow, Etc.

To the extent advantageous to the Members and permitted by applicable law and regulations, the Company and Manager intend to seek the most favorable tax treatment for all expenditures of the Company. The Manager will cause the Company's tax returns to be prepared and filed on such basis as utilized in preparing the financial projections; provided, however, that such methods are, in the opinion of the Manager, in accordance with generally accepted accounting principles and/or current Internal Revenue Service Rules and Regulations and, if conflicting, whichever the Manager deems applicable.

In the event of a transfer of a Unit permitted by the Operating Agreement, such transferee, when admitted to the Company as a Member, shall be allocated income, gains, losses, deductions, credits and cash distributions in accordance with his Unit.

NO TAX RULING

The Company will not seek a ruling from the IRS as to any aspects of the Offering and will rely on the opinion of the Manager and its legal counsel with respect to its classification as a limited liability company for federal income tax purposes. (See "**RISK FACTORS—TAX RISKS**.")

PROPERTY MANAGEMENT OF THE PROPERTIES

The Manager may hire an Affiliate of the Sponsor or a third party property management company to manage any given Property based on its geographical location and other factors, subject to the sole discretion of the Manager. Compensation rates will be in line with market rates.

USE OF PROCEEDS

PROJECTED NET PROCEEDS:	**$15,000,000-$20,000,000[1]**
Projected Management Free (2.5%):	$375,000-$500,000
Projected Miscellaneous Costs:	$ 50,000-$100,000[2]
Investment Funds:	$14,575,000-$19,500,000[3]
	$15,000,000-$20,000,000

_____

[1] Projection based upon the total of the statutory maximum allowed under a Reg CF offering and the anticipated investment under the Reg D offering.

[2] This costs include rents, professional fees, and other costs which will be incurred in located, evaluating, and purchasing the investment properties.

[3] Net funds available for direct purchase of multi-family properties or as a down payment for the properties.

OPERATING AGREEMENT

Each Prospective Investor will be admitted as a Class A Member of the Company pursuant to the terms of the Operating Agreement, which will be executed, upon the admission of the first Member to the Company, by the Manager(s). Various references to the Operating Agreement are contained in this Memorandum, but these references do not purport to be complete descriptions of the provisions of the Operating Agreement. Prospective Investors and their advisor(s) should read the entire Operating Agreement.

CONFLICTS OF INTEREST

The Company is subject to various substantial existing and/or potential conflicts of interest arising out of its relationship with the Manager and/or its Affiliates. These conflicts may involve:

Allocation of Manager's Activities

(a)   The Manager and/or its Affiliates are not required to devote themselves exclusively to the affairs of the Company. Further, the Manager and its Affiliates may own real estate in the same asset class or market as the Property. The Manager and/or its Affiliates may have a conflict of interest in the ownership of these other properties and in allocating management, services and functions between this Company and their other present and future interests. The Manager and/or its Affiliates believe that they have sufficient time and staff to be fully capable of discharging their responsibilities to the Company and to any other present or future activities.

_____

[1] Projection based upon the total of the statutory maximum allowed under a Reg CF offering and the anticipated investment under the Reg D offering.

[2] This costs include rents, professional fees, and other costs which will be incurred in located, evaluating, and purchasing the investment properties

[3] Net funds available for direct purchase of multi-family properties or as a down payment for said properties.

(b)   The Manager and/or its Affiliates serve and may serve in such capacity in other limited partnerships, limited liability companies, corporations or entities which will compete with the activities of the Company. These capacities include, but are not limited to, entities that are owned by other passive investors like the Prospective Investor(s). The Manager and/or its Affiliates may have conflicts of interest in allocating management, time, services and functions between other limited partnerships or ventures and this Company as well as any future limited partnerships or limited liability companies. The Manager believes that, together with its Affiliates and any employees or agents which may be retained in the future, it has sufficient staff to be fully capable of discharging its responsibilities to this Company and any other present or future limited partnerships, limited liability companies, corporations or entities.

(c)   The Manager and/or its Affiliates has and may in the future, raise capital for other entities that include investors who are not Prospective Investors.

Compensation to Manager

This Offering involves compensation or benefits to the Manager and Affiliates and for-profit participation. The compensation was not selected by arm's length methods, but Manager believes that the fees that the Company intends to pay are reasonable, in light of the tasks and risks undertaken, and will result in substantial benefits to the Class A Members. The Manager and/or its Affiliates may have conflicts of interest as decisions may be influenced by the desire to earn the compensation.

Lack of Independent Counsel

The prospective Class A Members, Class B Members, Manager, and the Company have not had separate legal counsel in connection with the formation of the Company, the acquisition of the Property and the offering of the Units; nor have the Class A Members been represented in preparation of the Operating Agreement. Therefore, the terms of such arrangements have not been determined on an arms-length basis. Class A Members should seek the advice of their own counsel.

Liability of Members and Manager

Applicable state law and the Operating Agreement provide that the debts, obligations and liabilities of the Company, however or wherever arisen or derived, shall be solely those of the Company, and no Member of the Company shall be personally liable for the same to third parties solely by reason of his or her status as a Member, and that the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs shall not be grounds for imposing personal liability on Members for liabilities or obligations of the Company.

The Operating Agreement provides that no contract, action or transaction is void or voidable with respect to the Company because it is between or affects the Company and one or more of its Members, managers, or officers or because it is between or affects the Company and any other person in which one or more of its Members, managers or officers are Members, managers, directors, trustees, or officers or have financial or personal interest, or because one or more interested Members, managers or officers participate in or vote at the meeting that authorizes the contracts, action, or transaction, provided certain circumstances apply.

STANDARD OF CARE; INDEMNIFICATION

Standard of Care of Manager. Fiduciary rules provide that managers of a limited liability company shall perform their duties as managers in good faith, in a manner they reasonably believe to be in or not opposed to the best interests of the Company, and with the care that an ordinarily prudent person in a similar position would use under similar circumstances. This is in addition to the Manager's duty of disclosure and duty of loyalty and several duties and obligations of and limitations on the Manager as set forth in the Operating Agreement.

To impose liability on a Manager, however, it must be shown by clear and convincing evidence that the standard of care was not met by the Manager. It should be noted that the cost of litigation against any Manager for enforcement of the standard of care may be prohibitively high and that any judgment obtained may not be collectible since the Manager is not bonded and any judgment exceeding their net worth or errors and omissions insurance may not be collectible. An investment decision should be based on the judgment of a Prospective Investor as to the investment factors described in this Memorandum rather than reliance upon the value of the right to bring legal actions against or to control the activities of the Manager.

Notwithstanding the standards of care obligations, the Manager has broad discretionary power under the terms of the Operating Agreement and under applicable state law to manage the affairs of the Company with the assistance, if desirable, of consultants or others retained for the account of the Company or the Manager. Generally, actions taken by the Manager is not subject to vote or review by the Members, except to the limited extent provided in the Operating Agreement.

Indemnification. The Operating Agreement provides that the Company may, to the fullest extent not prohibited by the Company's Operating Agreement or any provisions of applicable law indemnify the Manager against any and all costs and expenses (including amounts paid in settlement, and other disbursements) actually and reasonably incurred by or imposed upon such person in connection with any action, suit, investigation or proceeding (or any claim or other matter therein), whether civil, criminal, administrative or otherwise in nature, including any settlements thereof or any appeal therein, with respect to which the Manager is named or otherwise becomes or is threatened to be made a party by reason of being or at any time having been a Manager of the Company or, at the direction or request of the Company, a manager, director, trustee, officer, employee, or agent of or fiduciary for any other limited liability company, corporation, partnership, trust, venture, or other entity or enterprise.

Because there are provisions in the Operating Agreement for indemnification of the Manager, purchasers of Class A Membership Units may have a more limited right of action than they would have absent such provision in the Operating Agreement. Insofar as indemnification for liabilities arising out of the Securities Act of 1933, as amended, may not be provided to directors, officers and controlling persons pursuant to the foregoing, or otherwise, the Manager has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is contrary to public policy and is, therefore, unenforceable.

OWNER OF THE ISSUER

Flavio Jimenez (directly or indirectly) currently owns 100% of the membership interests in the Company. Mr. Jimenez is currently a Vice President and head of the Hispanic Division with Fathom Realty, Inc. a nationwide real estate company since 2021. Prior to accepting this position, Flavio Jimenez owned and operated his own real estate brokerage, Source Realty, for more than 20 years. In addition to this work in real estate, Mr. Jimenez is an executive director with United Financial Freedom, a company that helps its customers quickly and effectively pay their debts. Finally, Mr. Jimenez is the head of ROI by FJ, a private mentorship group with more than 450 members. Neither Fathom Realty, Source Realty, United Financial Freedom, or Roi by FJ, Inc., are a parent, subsidiary, or affiliate of ROI Investments, LLC or ROI Management, LLC. Flavio Jimenez is the manager and sole owner of ROI Investments, LLC and ROI Management, LLC.

As part of these positions, Flavio Jimenez frequently provides workshops, conferences, and an annual convention. These events are attended by his social media followers and by those who listen to his daily live show which he has broadcast in one medium or another for more than 20 years. Mr. Jimenez is also a published author, after "Te Aclimatas o Te Aclichingas" was published last year. He has also appeared on broadcast television and was the first person to be invited to address an Inman National Conference in Spanish.

Flavio Jimenez was born in California and grew up in El Limon, Jalisco, Mexico. After graduating from high school, Flavio Jiminez met and married his wife Martha and has two children. In addition to the professional accomplishments and achievements listed above, Mr. Jimenez has taken courses at Stanford University.

FURTHER INVESTIGATION

Statements contained in this Offering Statement as to the contents of the Operating Agreement or other documents, are not necessarily complete, and each such statement is deemed to be qualified and amplified in all respects by the provisions of such agreements and documents, copies of which are either attached to this Offering Statement or are available upon reasonable notice for examination by Prospective Investors, or their duly authorized representatives, at the office of ROI Management, LLC, 375 E. Warm Springs Rd. #104, Las Vegas, Nevada 89119. The Operating Agreement is set forth in its entirety as ***Exhibit B*** to this Offering Statement, and each Investor is urged to review this document carefully. Each Prospective Investor and his/her business and/or tax advisors are urged to examine all agreements and documents.

SELLING AGENT

Class A Membership Units are being offered directly through the Company. No commissions of any kind will be paid to selling agents or brokers.

QUALIFICATION OF PROSPECTIVE INVESTORS

Prospective Investors must meet certain requirements if they wish to purchase Class A Membership Units of the Company.

Amount that may be Invested

Prospective Investors are subject to certain limitations on the amount of their investment in the Class A Membership Units.

Accredited Investor. A Prospective Investor is an investor that meets the criteria specified in Rule 501(a) of Regulation D promulgated under the Securities Act may purchase Class A Membership Units in any amount.

Non-Accredited Investor. A Prospective Investor that does not meet the "accredited investor" criteria of Rule 501(a) is a non-accredited investor. A non-accredited Prospective Investor may invest no more than the amounts set forth below:

- Any Prospective Investor may invest $2,500;

- A Prospective Investor with an annual income or net worth of less than $124,000 may invest five percent (5%) of the *greater of* its annual income or net worth; or

- A Prospective Investor with an annual income *and* net worth equal to or greater than $124,000 may invest ten percent (10%) of the *greater of* its annual income or net worth, not exceeding $124,000.

Important: The investment limits specified above apply across _each and every_ Reg CF deals in which a Prospective Investor has invested. If a Prospective Investor has invested in other Reg CF deals, those investments *must* be disclosed to the Company and the information kept updated.

Representations and Warranties

Investment in the Class A Membership Units involves substantial risk. The representations made by, and the information provided by, each Prospective Investor will be reviewed to determine his, her or its suitability to invest in the Class A Membership Units. The Company has the absolute right to refuse a subscription for Class A Membership Units if, in its sole discretion, it believes that the Class A Membership Units are not a suitable investment for the Prospective Investor.

Prospective Investor May Not Be a Bad Actor

Prospective Investors may be subject to additional information requests and certifications based on the SEC's "bad actor" rules that disqualify securities offerings from the Regulation CF exemption if an issuer or other "relevant persons" have been convicted of, or are subject to court or administrative sanctions for, securities fraud or other violations of specified laws.

"Relevant persons" includes "any affiliated issuer; any director, executive officer, other officer participating in the offering, general partner or managing member of the issuer; any beneficial owner of 20% or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter connected with the issuer in any capacity at the time of such sale; any investment manager of an issuer that is a pooled investment fund; any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities; any general partner or managing member of any such investment manager or solicitor; or any director, executive officer or other officer participating in the offering of any such investment manager or solicitor or general partner or managing member of such investment manager or solicitor."

Types of Investors

Prospective Investors may be individuals, entities, trusts, IRAs, or other retirement plans. The Employment Retirement Income Security Act of 1974 ("**ERISA**") generally states that benefit plans that own, in the aggregate, more than twenty-five percent (25%) or more of the Percentage Interests in the

Company may be subject to the "**Plan Asset Rules**" (which could subject the Company to additional fiduciary responsibilities and reporting requirements). Nevertheless, Sponsor believes that the Company is either not subject to the "Plan Asset Rules" or is exempt from them since the Company, among other things, is primarily engaged in the business of real estate investing.

1031 Tax-Deferred Exchange

Prospective Investors that wish to exchange current real estate for Class A Membership Units are not eligible for this Offering if they intend to use 1031 tax-deferred exchange proceeds: it is likely that the IRS will not consider the Class A Membership Units a "like-kind exchange" as required under the Internal Revenue Code.

International Investors

The United States Department of Treasury's Office of Foreign Assets Control ("**OFAC**") keeps a list of "Specially Designated Nationals" or "Blocked Persons." The Company may not and will not sell Class A Membership Units to any Prospective Investors found on these lists and will prohibit any resales or transfers to such designated individuals.

In addition, no Class A Membership Units shall be offered or sold to any Prospective Investor who (i) is a person residing in a Sanctioned Country, (ii) is an organization controlled by a Sanctioned Country, (iii) is an agency of a Sanctioned Country, (iv) has fifteen percent (15%) of its assets in the aggregate in a Sanctioned Country, and/or (v) derives more than fifteen percent (15%) of its operating income from investments in, or transactions with Sanctioned Countries, "Specially Designated Nationals" or "Blocked Persons."

AML- USA PATRIOT ACT

Federal law requires Manager to obtain, verify, and record information that identifies each Person who subscribes to the Offering. (See "PROSPECTIVE PURCHASER QUESTIONNAIRE," which is Exhibit "2" to the Operating Agreement). This information will assist the Manager in ensuring that a Prospective Investor in not engaging in any money laundering activities and assist the government in fighting the funding of terrorism.


RESTRICTIONS ON TRANSFER


The Class A Membership Units have not been registered under the Securities Act. The Units are being offered and will be sold in the absence of any registration under the Securities Act, by reason of an exemption under to section 4(a)(6) of the Securities Act. The availability of such exemption is dependent, in part, upon the "investment intent" of each Investor and will not be available if any Prospective Investor purchases a Unit with a view toward its distribution. As a result, each Prospective Investor will be required to acknowledge that its purchase is being made for investment, for its own record and beneficial account, and without any view to the distribution of the Class A Membership Units. A Class A Membership Unit may not be resold by a Member unless and until it is subsequently registered under the Securities Act and applicable state securities laws or unless appropriate exemptions from registration are available. Prospective Investors have not been, and will not be, granted the right to require the registration of the Class A Membership Units under the Securities Act and applicable state securities laws. Moreover, the Company has no intention to register the Class A Membership Units under federal securities laws (or to take any action to make exemptions from registration on resale or transfer available to the Prospective Investor(s) and, in view of the nature of the transaction, it is highly unlikely that there will be any such registration (or such action taken) at any time in the future. A Prospective Investor must bear the economic risk of an investment in a Unit for an indefinite period of time.

If a Member wishes to dispose of his Units in a transaction not requiring registration under the Securities Act and applicable state securities laws, the disposition is governed by, among other things, the terms of the Operating Agreement.

Finally, no sale, exchange or other transfer or assignment of the whole or any portion of a Class A Membership Unit will be permitted without the prior written consent of the Manager, which consent will be withheld if (a) all applicable federal and state securities laws and regulations with respect to transfers of securities, including but not limited to the Securities Act and the Securities and Exchange Act of 1934, as amended, are not complied with to the satisfaction of the Manager, or (b) in the sole opinion of counsel to the Company there will be adverse consequences to the Company or any of the non-transferring Members under any applicable federal, state or local income tax laws or regulations, or (c) for any other reason in the sole discretion of the Manager.

PURCHASING CLASS A MEMBERSHIP UNITS, DELIVERING CLASS A MEMBERSHIP UNITS AND CANCELLING THE INVESTMENT

Purchase. To purchase the Class A Membership Units, an Investor must make a commitment to purchase by completing the purchase process hosted by the Intermediary, including complying with the Intermediary's "know your customer" policy and its anti-money laundering (AML) policy.

- Investors' funds received on and after March 12, 2025 will be held in escrow with Luminate Bank, a qualified third-party New Escrow Facilitator meeting the requirements of Regulation CF ("**New Escrow Facilitator**") until (i) the Target Offering Amount has been met or exceeded and (ii) one or more closings has occurred.

- Investors' funds received before March 12, 2025, were deposited with and continue to be held in escrow by North Capital Private Securities Corporation, a qualified third-party New Escrow Facilitator meeting the requirements of Regulation CF ("**Original Escrow Facilitator**") until (i) the Target Offering Amount has been met or exceeded and (ii) one or more closings has occurred.

Material Changes. If any material change occurs related to the Offering before the current Target Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments but who have not been accepted as members of the Company. If an Investor does not reconfirm its investment commitment after a material change is made to the terms of the Offering within five (5) business days after receiving notice of the material changes, the Investor's investment commitment will be cancelled, and the Investor's committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing, and the Investor will receive the Class A Membership Units in exchange for their investment.

Closings. The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If an amount equal to the Target Offering Amount is committed and meets all required terms of the Offering before the Target Offering Deadline, the Company may conduct an initial expedited early closing of the Offering ("**Expedited Offering Deadline**"), *so long as* (i) the Expedited Offering Deadline is at least twenty-one (21) days from the date the Offering was opened, (ii) the Intermediary has provided to the Investors at least five (5) business days' notice before the Expedited Offering Deadline, and (iii) the Company continues to meet or exceed the Target Offering Amount on the Expedited Offering Deadline.

The Company may conduct later closings on a rolling basis after it has had an initial closing until the earlier of (i) the date on which all Class A Membership Units have been sold, or (ii) the Target Offering Deadline. All investors with unaccepted subscription commitments will receive notice of their scheduled closing date at least five (5) business days before the closing (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed to purchase either on the date that the notice of the scheduled closing date is provided or before the issuance of the notice will be able to cancel their investment commitment until 48 hours before each closing date.

Investor funds received on and after March 12, 2025 will be held in escrow with New Escrow Facilitator until released to the Company following a closing. Funds received before March 12, 2025 are and will continue to be held in escrow with Original Escrow Facilitator until released to the Company following a closing. The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings have been conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

Cancelation. Investors may cancel an investment commitment up to 48 hours before the Target Offering Deadline or an Expedited Offering Deadline using the cancellation mechanism provided by the Intermediary. An Investor using a credit card to invest must represent and warrant that it will cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours before the Target Offering Deadline or Expedited Offering Deadline, as applicable. If an Investor does not cancel an investment commitment before the 48-hour period preceding the Target Offering Deadline or Expedited Offering Deadline, as applicable, the Investor's funds will be released to the Issuer, and the Investor will receive their Class A Membership Units. Investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) in the Class A Membership Units authorized by the Company's Operating Agreement.

Material Changes. If any material change related to the Offering occurs before the current Target Offering Deadline, the Issuer will provide notice to Investors and receive reconfirmations from Investors that have already made commitments. ***If an Investor does not reconfirm its investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be returned without interest or deductions.***

COMMISSION AND FEES

The Company will pay commission and fees to the Intermediary as follows: a fee equal to 2% of the amount raised in the Offering, and a monthly fee of $249.

OWNERSHIP AND CAPITAL STRUCTURE OF THE ISSUER

The Offering

Minimum Target: $3,000,000

Maximum Target: $5,000,000

Securities Type: Class A Units of limited liability company membership interests

Regulation: Regulation CF

Target Offering Deadline: July 31, 2025

Final Closing Date: November 21, 2025

Securities Price: $1.00

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

  a. No Voting Rights – Class A Membership Units have limited voting rights. Class B Membership Units have full voting rights.

  b. No anti-dilution rights – neither Class A Membership Units nor Class B Membership Units have anti-dilution rights.

2. Are there any differences not reflected above between the securities being offered and each other class of security of the Issuer?

  None.

3. How could the exercise of rights held by the principal shareholders identified in Question 1 above affect the purchasers of the securities being offered?

  Class B Members will have the sole right to make decisions on behalf of the Company.

4. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the Issuer in the future, including during subsequent corporate actions.

  The price of the Class A Membership Units was determined solely by the Sponsor and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

5. What are the risks to purchasers of the securities relating to minority ownership in the Issuer?

  The Issuer does not expect that there will be majority owners of the Issuer.

6.   What are the risks to purchasers associated with corporate actions, including additional issuances of securities, Issuer repurchases of securities, a sale of the Issuer or of assets of the Issuer or transactions with related parties?

Purchasers are subject to the dilution of their Class A Membership Units. Purchasers have the option to request redemption of their Class A Membership Units under certain circumstances.

7.   What other exempt offerings has the Issuer conducted within the past three years?

None.

8.   The Issuer or any entities controlled by or under the common control with the Issuer was not a party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the Issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the Issuer;

2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

3. if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

4. any immediate family member of any of the foregoing persons.

With respect to the Issuer, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the Issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, before December 31, 2019:

The answers to each of the following questions is "NO."

(1)   Has any such person been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated Issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i)   in connection with the purchase or sale of any security?

(ii)   involving the making of any false filing with the Commission?

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) In connection with the purchase or sale of any security?

(ii) involving the making of any false filing with the Commission?

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer?

(B) engaging in the business of securities, insurance or banking?

(C) engaging in savings association or credit union activities?

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

(ii) places limitations on the activities, functions or operations of such person?

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

      (i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

      (ii)   Section 5 of the Securities Act?

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

(7)   Has any such person filed (as a registrant or Issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Key person Flavio Jimenez filed for Chapter 7 bankruptcy in 2002 and 2011. Both bankruptcies have since been discharged and closed.

COMPANY ELIGIBILITY

The Company as Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.

- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

- The Issuer has filed with the Securities and Exchange Commission and provided to Investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.

- The Issuer is not a development stage company that (a) has no specific business plan or(b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OTHER MATERIAL INFORMATION

Attached as *Exhibit D* is an Investor Information Deck that provides supplemental information about the Offering and the anticipated use of proceeds.

ONGOING REPORTING

Following the first sale of Class A Membership Units in this Offering, the Company will begin filing an annual report electronically with the Securities and Exchange Commission and will post the report on its website, www.roiinvestmentfund.com, no later than 120 days after the end of each fiscal year of the Company that is covered by the report.

The Company must continue to comply with the ongoing reporting requirements until:

(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;

(3)   the Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4)   the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the Company liquidates or dissolves its business in accordance with state law.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and, in each instance, reference should be made to the copy of the document that is an Exhibit to this Form C/A Offering Statement or that will be made available to Prospective Investors and their professional advisors upon request. Before making an investment decision regarding the Class A Membership Units, Prospective Investors should carefully review and consider this entire Form C/A Offering Statement. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A Offering Statement. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A Offering Statement or any other matter relating to the Class A Membership Units described in this Form C/A Offering Statement, so that Prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to Prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

UPDATES

Updates on the status of this Offering may be found at ROI Investment Fund - Crowdfund My Deal [[https://invest.crowdfundmydeal.com/projects/14526-ROI-Investment-Fund]]

EXHIBITS TO FORM C/A

Exhibit A   -   This Offering Statement

Exhibit B   -   First Amended and Restated Operating Agreement of ROI Investments, LLC

Exhibit C   -   Audited Financial Statements of ROI Investments, LLC

Exhibit D   -   Investor Information Deck